Exhibit 21.1

Interpace Diagnostics Group, Inc.

Subsidiaries

Interpace Diagnostics, LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Interpace Diagnostics Group, Inc.

Interpace Diagnostics Corporation, a Delaware corporation, is a wholly-owned subsidiary of Interpace Diagnostics, LLC.

Interpace Diagnostics Lab Inc., a Delaware corporation, is a wholly-owned subsidiary of Interpace Diagnostics, LLC.